


John
Keells
Group

JOHN KEELLS HOLDINGS LIMITED

Interim Report

Nine months ended 31st December 2004

CHAIRMAN'S MESSAGE

The Performance for the nine months to 31 December 2004 was pleasing as reflected by a 18 per cent increase in Group Revenues from Rs 14.92 billion to Rs 17.67 billion, a 33 per cent increase in Profit before Exceptional Items from Rs 1.99 billion to Rs 2.64 billion and a 74 per cent increase in Profit Attributable to Shareholders from Rs 1.03 billion to Rs 1.79 billion despite effective tax rates increasing from 13.67 per cent to 18.35 per cent mainly as a result of limitations in tax set offs and imposition of the Economic Service Charge.

The profitability in the quarter ended 31 December 2004 was lower than anticipated as a result of the tsunami, and accounting for tsunami impacts, in the Leisure, Financial Services and Food and Beverage Sectors.

The Company, John Keells Holdings Limited (JKH), posted a Profit after Taxation of Rs 0.67 billion for the quarter, and a Profit after Taxation of Rs 2.26 billion for the nine month period, ended 31 December 2004, being increases of 180 per cent and 256 per cent over the corresponding periods in the previous year. This was mainly as the result of a Rs 1.53 billion accounting profit that arose out of the acquisition by John Keells Hotels Limited of Resort Hotel shares owned by JKH.

While the tsunami claimed the lives of six group employees, it also affected many other employees in various other ways. The needs of surviving family members and other affected employees have been looked in to and assistance provided with specific relief measures implemented by the Group.

The tsunami also caused damage of varying degrees to four of our Resort Hotels in Sri Lanka and one in the Maldives. The properties are covered by our insurance policies and as of date repairs to all the hotel properties, except Bayroo, are well underway. The hotels under repair will be fully operational by end July 2005 and will therefore be in a position to cater to the tourist peak season of 2005/2006. Hotel Bayroo will resume full operations in 2006 after restoration.

The SAP based Enterprise Resource Planning is now fully implemented while the HR initiatives aimed at making JKH "More than just a workplace" is nearing completion. Despite the recent negative impacts on its profitability, the Group will continue to pursue internal efficiencies with renewed vigour in its efforts to be a World Class Organisation.

The Food and Beverage Sector, weighted down by higher input costs as a result of new taxes, in its manufacturing sector, recorded lower profits than expected. On a positive note, all our retail businesses performed commendably, particularly the supermarket chain, which has shown signs of a turnaround following the re-launch of a number of outlets under the Keells Super brand.

The Transportation Sector continued to post good results.

The Leisure Sector registered significant growth in profits on the back of record tourist arrivals, particularly from India. The near-full occupancy and higher room rates of the Sri Lankan and Maldivian Resort Hotels were cut short by the tsunami and this was equally applicable to the Leisure Inbound operations. The tsunami has significantly hurt the leisure industry during a period that is generally the best for this Sector.

CHAIRMAN'S MESSAGE (Contd.)

The fortunes of the Financial Services Sector have been less than favourable this year with lower stock market activity and retrospective taxation affecting sector profitability. Although the contribution from Mercantile Leasing Limited, acquired during the second quarter of the year, has offset some of the earlier mentioned negatives, the tsunami impact on the profitability of Union Assurance (UAL) was significant.

All companies within the Plantations Sector registered healthy profitability helped mainly by strong tea prices.

The Information Technology Sector has not performed up to expectation. A comprehensive strategic review of this sector has been undertaken.

The construction of "The Monarch" commenced, as per schedule, in January 2005, and bookings have already been received for nearly 90 per cent of the available apartments. The Real Estate Sector profits showed a decline from that recorded during the corresponding period in the last year as fewer apartments were available for sale at the "Crescat Residencies" and since revenues from "The Monarch" have not yet been recognised.

In keeping with our aim to be an exemplary Corporate Citizen, the John Keells Group deployed significant resources in supplementing the government's relief and reconstruction efforts. JKH established a Tsunami Relief Initiative (TRI) to distribute relief items to affected persons in the South and the East and, in the long term, to assist in rehabilitation and reconstruction efforts in selected areas. The John Keells Volunteer Corps was formed with over 250 employees registering at the TRI Help Desk within 24 hours. Responding to the Group's communications, a number of our foreign business partners have contributed to the company's TRI efforts in both cash and kind. Most recently, JKH undertook, on a pro bono basis, all clearance and logistics operations relating to relief cargo at both the Colombo Port and the Bandaranaike International Airport. We realise however that much remains to be done.

Events of the 26th of December marred what otherwise would have been an excellent year for the Group. Amidst the setbacks to the National Economy and significant impacts to our own operations, we are confident that the Sri Lankan spirit will ultimately prevail and that the foundations that we have created internally will stand in good stead when meeting the challenges posed by the external environment. We take pride in our resilience and ability to consistently deliver value to all our Stakeholders.

V Lintotawela
Chairman

25 February 2005

Provisional Financial Statements

CONSOLIDATED INCOME STATEMENT

	Quarter ended 31 December 2004	Quarter ended 31 December 2003 Restated	Change	Nine month to 31 December 2004	Nine month to 31 December 2003 Restated	Change
Revenue	7,537,172	6,082,493	24%	17,667,308	14,920,497	18%
Cost of Sales	(5,656,247)	(4,432,279)	28%	(12,175,343)	(10,211,706)	19%
Gross Profit	1,880,925	1,650,214	14%	5,491,965	4,708,791	17%
Other Operating Income	154,879	116,659	33%	431,551	207,047	108%
	2,035,804	1,766,873	15%	5,923,516	4,915,838	20%
Administrative Expenses	(902,816)	(732,640)	23%	(2,488,295)	(2,221,445)	12%
Distribution Expenses	(217,763)	(128,681)	69%	(740,028)	(488,372)	52%
Other Operating Expenses	(72,801)	(46,704)	56%	(399,278)	(295,425)	35%
Profit from Operating Activities	842,424	858,848	(2%)	2,295,915	1,910,596	20%
Finance Expenses	(142,348)	(187,258)	(24%)	(277,623)	(398,054)	(30%)
Share of Associate Company Profits	180,670	155,612	16%	623,431	472,690	32%
Profit before Voluntary Retirement Scheme	880,746	827,202	6%	2,641,723	1,985,232	33%
Profit from sale of Discontinued Operations	-	45,697	N/A	-	45,697	N/A
Cost of Voluntary Retirement Scheme	-	-	N/A	-	(755,673)	N/A
Profit before Taxation	880,746	872,899	1%	2,641,723	1,275,256	107%
Income Tax Expense	(229,201)	(158,524)	45%	(484,742)	(174,275)	178%
Profit after Taxation	651,545	714,375	(9%)	2,156,981	1,100,981	96%
Minority Interest	(79,503)	(156,492)	(49%)	(363,878)	(69,537)	423%
Profit attributable to the Group	572,042	557,883	3%	1,793,103	1,031,444	74%
	Rs.	Rs.		Rs.	Rs.	
Earnings per share for the period - Basic/Diluted	1.73	1.77		5.42	3.52	
Dividends per share - Gross	1.00	0.00		1.00	0.00	

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

Provisional Financial Statements

CONSOLIDATED BALANCE SHEET

As at 31st December	2004	2003	As at 31.03.2004
ASSETS			
Non-Current Assets			
Property, Plant & Equipment	19,695,420	18,795,848	18,824,542
Intangible Assets	859,686	1,355,043	718,317
Investments in Subsidiaries	5,564	8,878	5,665
Investments in Associates	2,456,635	2,900,709	2,147,557
Other Investments	142,306	194,988	146,407
Investment Properties	234,330	133,817	100,472
Other Non-Current Assets	1,822,421	162,380	598,908
	25,216,362	23,551,663	22,541,868
Current Assets			
Inventories	1,460,961	1,953,006	1,473,029
Trade & Other Receivables	6,896,820	3,788,206	4,537,860
Short Term Investments	1,693,824	1,729,641	1,601,632
Cash in Hand and at Bank	3,454,809	1,793,574	2,184,923
	13,506,414	9,264,427	9,797,444
Total Assets	38,722,776	32,816,090	32,339,312
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	10,000,000	10,000,000	10,000,000
Issued Share Capital	3,311,445	2,993,946	3,000,818
Capital Reserves	7,680,191	7,860,607	7,896,081
Revenue Reserves	3,116,257	2,447,568	3,128,309
Retained Earnings	4,214,570	3,518,229	3,202,414
Total Equity	18,322,463	16,820,350	17,227,622
Minority Interest	3,827,442	4,880,261	4,939,611
Non-Current Liabilities			
Negative Goodwill	1,271,998	2,251,001	1,292,633
Non-Interest Bearing Borrowings	25,061	37,209	25,000
Interest Bearing Borrowings	2,960,714	1,608,129	1,601,061
Deferred Tax Liabilities	287,623	328,922	348,090
Retirement Benefit Obligations	684,707	578,139	633,783
Provisions	-	4,066	-
Other Deferred Liabilities	109,625	137,797	103,340
	5,339,728	4,945,263	4,003,907
Current Liabilities			
Trade & Other Payables	4,383,112	3,164,716	3,612,839
Provisions	6,186	3,164	7,301
Income Tax Liabilities	364,087	92,715	118,538
Short Term Borrowings	3,926,359	1,023,162	955,132
Current Portion of Non-Interest Bearing Borrowings	10,000	10,000	10,000
Current Portion of Interest Bearing Borrowings	419,091	486,815	362,103
Bank Overdrafts	2,124,308	1,389,644	1,102,259
	11,233,143	6,170,216	6,168,172
Total Equity & Liabilities	38,722,776	32,816,090	32,339,312
	Rs.	Rs.	Rs
Net Assets per share	55.33	56.18	57.41

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements.



V. Lintotawela
Chairman



J.R.F. Peiris
Group Finance Director

25 February 2005

CONSOLIDATED CASH FLOW STATEMENT

For the nine months ended 31st December *In Rs. '000s*	2004	2003
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES		
Net Profit before Taxation	2,641,723	1,275,256
Adjustments for :Interest Received	(121,931)	(77,589)
Finance Expenses	277,623	398,054
Dividends Received	(1,324)	(3,690)
Cost of Voluntary Retirement Scheme	-	755,673
Provision for Fall in value of Investments	334	-
Share of Associate Company Profits	(623,431)	(472,690)
Transfer from Investment Properties	90,166	279,663
Depreciation	820,880	620,297
Profit from sale of Discontinued Operations	-	(45,697)
(Profit)/Loss on sale of Property, Plant & Equipment	(23,348)	(13,192)
(Profit)/Loss on sale of Shares	(39,940)	(11,751)
Goodwill on Consolidation (net)	1,628	(5,398)
Retiring Gratuity (net of payments)	42,690	722
Amortisation of Other Deferred Liabilities	(3,720)	(9,199)
Intangible Assets & Non Current Assets (net)	28,212	(2,912)
Operating Profit before Working Capital Changes	3,089,562	2,687,547
(Increase)/Decrease in Inventories	15,544	(233,869)
(Increase)/Decrease in Receivables & Prepayments	(730,541)	(49,744)
Increase/(Decrease) in Creditors & Accruals	627,447	386,425
Increase/(Decrease) in Short Term Borrowings	2,186,090	318,695
Cash Generated from Operations	5,188,102	3,109,054
Interest Received	121,931	77,589
Finance Expenses Paid	(277,623)	(398,054)
Dividends Received	275,132	382,823
Voluntary Retirement Cost Paid	-	(755,673)
Income Tax Paid	(276,570)	(219,464)
Net Cash Flow from/(used in) Operating Activities	5,030,972	2,196,275
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES		
Acquisition of Property, Plant & Equipment	(1,151,162)	(671,612)
Purchase of Investments	(29,671)	(361,515)
Purchase of Subsidiaries	(541,532)	(5,564,807)
Acquisition of Interest in Subsidiaries	(1,561,478)	(61,294)
Proceeds from sale of Property, Plant & Equipment	104,621	44,490
Proceeds from Disposal of Associates/Subsidiaries	-	29,709
Proceeds from sale of other investments	16,171	8,031
Grants Received for Investing Activities	10,005	4,467
Net Cash Flow from/(used in) Investing Activities	(3,153,046)	(6,572,531)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		
Proceeds from Issuance of Shares - Company	58,991	6,175,516
Minority Interest	(249,028)	(202,038)
Dividends Paid	(743,721)	(179,936)
Proceeds from Interest Bearing Borrowings	138,353	248,666
Repayment of Interest Bearing Borrowings	(527,970)	(234,310)
Net Cash Flow from/(used in) Financing Activities	(1,323,375)	5,807,898
NET INCREASE/(DECREASE) IN CASH & CASH EQUIVALENTS	554,551	1,431,642
CASH & CASH EQUIVALENTS AT THE BEGINNING (after adjustments)	2,469,774	701,929
CASH & CASH EQUIVALENTS AT THE END	3,024,325	2,133,571
CASH & CASH EQUIVALENTS		
Short Term Investments	1,693,824	1,729,641
Cash in Hand	3,454,809	1,793,574
Bank Overdrafts	(2,124,308)	(1,389,644)
Cash & Cash Equivalents	3,024,325	2,133,571

Provisional Financial Statements

COMPANY INCOME STATEMENT

	Quarter ended 31 December			Nine month to 31 December		
	2004	2003 Restated	Change	2004	2003 Restated	Change
Revenue	96,589	92,595	4%	290,623	279,045	4%
Cost of Sales	(38,689)	(26,745)	45%	(115,924)	(80,306)	44%
Gross Profit	57,900	65,850	(12%)	174,699	198,739	(12%)
Other Operating Income	54,346	345,734	(84%)	1,019,936	863,864	18%
Profit on Restructuring *	762,050	-	N/A	1,533,177	-	NA
	874,296	411,584	112%	2,727,812	1,062,603	157%
Administrative Expenses	(96,846)	(53,243)	82%	(251,274)	(165,392)	52%
Other Operating Expenses	(9,198)	(9,234)	0%	(23,317)	(26,681)	(13%)
Profit from Operating Activities	768,252	349,107	120%	2,453,221	870,530	182%
Provision for fall in value of Investments	(15,226)	(10,875)	40%	(45,678)	(32,627)	40%
Finance Expenses	(70,701)	(98,408)	(28%)	(132,793)	(212,048)	(37%)
Profit before Taxation	682,325	239,824	185%	2,274,750	625,855	263%
Income Tax Expense	(10,984)	-	N/A	(18,704)	7,056	N/A
Profit after Taxation	671,341	239,824	180%	2,256,046	632,911	256%
	Rs.	Rs.		Rs.	Rs.	
Earnings per share for the period - Basic/Diluted	2.02	0.76		6.81	2.15	
Dividends per share - Gross	1.00	0.00		1.00	0.00	

*Note : * This includes the profit arising from the restructuring of John Keells Hotels Limited.*

All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

COMPANY BALANCE SHEET

As at 31st December	2004	2003	As at 31.03.2004
ASSETS			
Non-Current Assets			
Property, Plant & Equipment	**742,403**	419,878	559,563
Investments in Subsidiaries & Joint Ventures	**13,189,087**	9,196,588	9,350,632
Investments in Associates	**1,437,722**	1,589,847	1,437,722
Other Investments	**94,507**	97,056	94,556
Other Non-Current Assets	**92,079**	228,286	142,610
	15,555,798	11,531,655	11,585,083
Current Assets			
Inventories	**929**	491	485
Trade & Other Receivables	**674,362**	379,579	572,970
Short Term Loans given to Related Parties	**293,681**	311,458	218,981
Short Term Investments	-	337,800	121,500
Cash in Hand and at Bank	**274,885**	41,367	292,715
	1,243,857	1,070,695	1,206,651
Total Assets	**16,799,655**	12,602,350	12,791,734
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	**10,000,000**	10,000,000	10,000,000
Issued Share Capital	**3,311,445**	2,993,946	3,000,818
Capital Reserves	**6,036,580**	6,259,726	6,288,216
Revenue Reserves	**1,776,497**	1,229,936	1,776,497
Retained Earnings	**2,003,759**	655,083	491,434
Total Equity	**13,128,281**	11,138,691	11,556,965
Non-Current Liabilities			
Interest Bearing Borrowings	**665,084**	787,184	730,093
Deferred Tax Liabilities	-	693	-
Retirement Benefit Obligation	**65,051**	50,757	59,021
	730,135	838,634	789,114
Current Liabilities			
Trade & Other Payables	**115,642**	109,150	105,022
Amounts due to Related Parties	**95,157**	264,730	114,681
Short Term Borrowings	**2,146,000**	-	-
Current Portion of Interest Bearing Borrowings	**122,138**	179,158	179,158
Bank Overdrafts	**462,302**	71,987	46,794
	2,941,239	625,025	445,655
Total Equity & Liabilities	**16,799,655**	12,602,350	12,791,734
	Rs.	Rs.	Rs.
Net Assets per share	39.65	37.20	38.51

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements.



V. Lintotawela
Chairman



J.R.F. Peiris
Group Finance Director

25 February 2005

Provisional Financial Statements

COMPANY CASH FLOW STATEMENT

For the nine months ended 31st December *In Rs. '000s*	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit before Taxation	2,274,750	625,855
Adjustments for : Finance Expenses	132,793	212,048
Depreciation	17,223	13,393
(Profit)/Loss on sale of Property, Plant & Equipment	254	(1,616)
(Profit)/Loss on sale of Shares	(1,546,020)	(9,772)
Provision for fall in value of Investments	45,678	32,627
Bad Debts	13,435	13,435
Retiring Gratuity (net of payments)	6,030	9,469
Operating Profit before Working Capital Changes	944,143	895,439
(Increase)/Decrease in Inventories	(444)	63
(Increase)/Decrease in Receivables & Prepayments	(176,092)	37,384
Increase/(Decrease) in Creditors & Accruals	(22,318)	57,627
Increase/(Decrease) in Short Term Borrowings	2,146,000	(250,000)
Cash Generated from Operations	2,891,289	740,513
Finance Expenses Paid	(132,793)	(212,048)
Income Tax Paid	(5,291)	-
Net Cash Flow from/(used in) Operating Activities	2,753,205	528,465
CASH FLOWS USED IN INVESTING ACTIVITIES		
Acquisition of Property, Plant & Equipment	(200,318)	(23,292)
Purchase of Investments	(2,367,526)	(5,962,277)
Proceeds from sale of Property, Plant & Equipment	-	6,317
Proceeds from sale of Investments	46,750	46,132
Net Cash Flow Used in Investing Activities	(2,521,094)	(5,933,120)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from Issuance of Shares	58,991	6,175,516
Dividends Paid	(743,721)	(179,936)
Long Term Borrowings - related parties	19,810	130,690
Proceeds from Interest Bearing Borrowings	-	100,000
Repayment of Interest Bearing Borrowings	(122,029)	(122,028)
Net Cash Flow from/(used in) Financing Activities	(786,949)	6,104,242
NET INCREASE/(DECREASE) IN CASH & CASH EQUIVALENTS	(554,838)	699,587
CASH & CASH EQUIVALENTS AT THE BEGINNING	367,421	(392,407)
CASH & CASH EQUIVALENTS AT THE END	(187,417)	307,180
CASH & CASH EQUIVALENTS		
Short Term Investments	-	337,800
Cash in Hand	274,885	41,367
Bank Overdrafts	(462,302)	(71,987)
Cash & Cash Equivalents	(187,417)	307,180

STATEMENT OF CHANGES IN EQUITY

Group

As at 31st December	2004	2003
Balance as at 31st March	17,227,622	9,814,048
Adjustment on account of changes in holdings & re-statements	(54,793)	12,619
	17,172,829	9,826,667
Adjustment on account of discontinued operations	-	(34,476)
Deemed Disposal	(29,360)	-
Private Placement	-	240,000
Rights Issue	-	374,186
Share Options exercised during the period	10,436	33,927
Premium on issue of Shares during the period	48,555	5,527,403
	17,202,460	15,967,707
Gain/(Loss) not recognised in the Income Statement		
- Currency Translation Reserve	70,621	1,135
Net Profit for the period	1,793,103	1,031,444
Final Dividend Paid	(445,784)	(179,936)
Interim Dividends - 2004/2005	(297,937)	-
Balance as at 31st December	18,322,463	16,820,350

Company

AS AT 31ST DECEMBER	2004	2003
Balance as at 31st March	11,556,965	4,510,200
Share Options exercised during the period	10,436	33,927
Premium on issue of Shares during the period	48,555	5,527,403
Private Placement	-	240,000
Rights Issue	-	374,186
	11,615,956	10,685,716
Net Profit for the period	2,256,046	632,911
Final Dividend Paid	(445,784)	(179,936)
Interim Dividends - 2004/2005	(297,937)	-
Balance as at 31st December	13,128,281	11,138,691

Provisional Financial Statements

SEGMENT INFORMATION

For the nine months ended 31st December	Food & Beverage		Transportation		Plantation		Leisure		Information Technology		Financial Services		Real Estate		Other		Group Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
In Rs. '000s																		
Total Sales	4,707,213	6,323,594	5,492,909	3,923,845	2,598,004	2,842,454	4,956,749	2,527,770	1,080,231	1,042,750	1,042,038	938,055	430,283	623,059	421,069	2,090,722	20,728,496	20,312,249
Less : Inter Segment Sales	(29,547)	(17,845)	(25,287)	(32,065)	(44,560)	(56,466)	(14,435)	(102,024)	(134,443)	(33,860)	(6,361)	-	(10,104)	(7,972)	(306,719)	(918,433)	(571,456)	(1,168,665)
Intra Segment Sales	(80,827)	(1,906,996)	-	(91)	(57,043)	-	(501,348)	(59,944)	(6,884)	(24,708)	-	-	-	-	(2,521)	(2,065)	(648,623)	(1,993,804)
Segment Revenue	4,596,839	4,398,753	5,467,622	3,891,689	2,496,401	2,785,988	4,440,966	2,365,802	938,904	984,182	1,035,677	938,055	420,179	615,087	111,829	1,170,224	19,508,417	17,149,780
Share of Associate Company turnover																	(1,841,109)	(2,229,283)
Revenue																	17,667,308	14,920,497
Segment Operating Profits	121,052	(480,422)	1,296,344	749,651	292,018	232,894	714,345	366,222	(37,098)	27,745	106,604	260,023	79,308	189,383	(84,778)	120,767	2,487,795	1,466,263
Other Operating Income																	431,551	207,047
Finance Expenses																	(277,623)	(398,054)
Profit before Taxation	66,037	(521,082)	1,336,436	782,056	259,156	162,370	865,997	427,382	(20,796)	34,204	124,314	266,603	137,699	220,079	(127,120)	(96,356)	2,641,723	1,275,256
Income Tax Expense	(66,023)	93,865	(112,208)	(73,403)	(66,627)	(42,296)	(110,379)	(58,708)	(10,559)	(9,671)	(61,019)	(60,316)	(23,796)	(4,987)	(34,131)	(18,759)	(484,742)	(174,275)
Profit after Taxation	14	(427,217)	1,224,228	708,653	192,529	120,074	755,618	368,674	(31,355)	24,533	63,295	206,287	113,903	215,092	(161,251)	(115,115)	2,156,981	1,100,981

NOTES TO THE FINANCIAL STATEMENTS

For the nine months ended 31st December

1. Market Price per share

	2004	2003
	Company	
Market Price - Highest (for the period)	**129.00**	150.00
Market Price - Lowest (for the period)	**95.00**	69.75
Market Price - Last Traded (for the period)	**110.00**	99.00

* Not adjusted for Bonus and Rights Issues

2. The Interim Financial Statements of the Company and of the Group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2004 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

3. Following the introduction of SAP and the ability to better identify the origins of costs, the Income statements of subsidiary companies have been re-classified, where relevant, to ensure uniformity across all group companies.

   The presentation and classification of figures for the corresponding period of the previous year have been amended, where relevant, to be comparable with those for the current year.

4. All values included in these Financial Statements are in Rs. '000s unless otherwise stated.

5. John Keells Holdings Limited was alloted, on 13 October, 2004, shares of John Keells Hotels Limited, at a price of Rs. 60 per share in lieu of its holding in Ceylon Holiday Resorts Limited, Kandy Walk Inn Limited, Habarana Lodge Limited, Habarana Walk Inn Limited, International Tourists and Hoteliers Limited, Wirawila Walk Inn Limited, Trinco Walk Inn Limited, John Keells Maldivian Resorts (Pte) Limited and Unawatuna Walk Inn Limited.

6. The Company announced, on 13 September 2004, a mandatory offer to purchase the shares of Trans Asia Hotels Limited at Rs. 65.75 per share. Consequently the Company increased its stake by 46.53% at a cost of Rs. 1.5 billion.

7. As at the date of the Interim Financial Statements, provision has been made for all known uninsured losses and other liabilities arising from the events of 26 December 2004.

8. All the damaged Hotels, except International Tourists and Hoteliers Limited, will be in full operation by end July 2005. International Tourists and Hoteliers Limited will be in full operation in 2006 following restoration.

9. There have been no other events subsequent to the Balance Sheet Date, which require disclosure in the Interim Financial Statements.

CORPORATE INFORMATION

Name of Company
John Keells Holdings Limited

Legal Form
Public Limited Liability Company,
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Directors
Mr V Lintotawela - Chairman
Mr S C Ratnayake - Deputy Chairman/Joint Managing Director
Mr A D Gunewardene - Joint Managing Director
Mr G S A Gunasekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr S Easparathasan
Mr T Das
Mr N C Vitarana

Audit Committee
Mr N C Vitarana - Chairman
Mr E F G Amerasinghe
Mr S Easparathasan

Remuneration Committee
Mr E F G Amerasinghe - Chairman
Mr S Easparathasan
Mr N C Vitarana

Nominations Committee
Mr S Easparathasan - Chairman
Mr E F G Amerasinghe
Mr V Lintotawela
Mr N C Vitarana
Mr T Das

Secretaries and Registrars
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors
Ernst and Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers
Bank of Ceylon
CitiBank NA
Commercial Bank
Deutsche Bank
DFCC Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
Merchant Bank of Sri Lanka
Nations Trust Bank
National Development Bank
NDB Bank
Pan Asia Bank
People's Bank
People's Merchant Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank
Union Bank of Colombo

Depository for GDRs
CitiBank NA
New York

Registered Office of the Company
130 Glennie Street
Colombo 2
Sri Lanka

Contact Details
P O Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : (94 11) 2306000
Facsimile : (94 11) 2447087

Internet : www.keells.com
Email : jkh@keells.com